SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Aradigm Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

038505301

(CUSIP Number)

David O’Connor
First Eagle Investment Management, LLC
1345 Avenue of the Americas
New York, New York 10105
(212) 698-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 4 Pages)

CUSIP No. 038505301	SCHEDULE 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON First Eagle Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA; CO

(Page 2 of 4 Pages)

CUSIP No. 038505301	SCHEDULE 13D/A	Page 3 of 4 Pages

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 18, 2012 (the "Original Schedule 13D"), Amendment No.1 filed with the SEC on August 30, 2013 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on April 25, 2016 ("Amendment No. 2"), Amendment No. 3 filed with the SEC on December 6, 2016 ("Amendment No. 3"), Amendment No. 4 filed with the SEC on February 5, 2018 (“Amendment No. 4”), Amendment No. 5 filed with the SEC on April 17, 2018 (“Amendment No. 5”) and Amendment No. 6 filed with the SEC on April 20, 2018 (“Amendment No. 6” and, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No.4, Amendment No. 5 and this Amendment No. 7, the "Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of Aradigm Corporation, a California corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Original Schedule 13D (as amended). This Amendment No. 7 amends Items 4 and 5 as set forth below. This Amendment No. 7 is being filed solely by First Eagle Investment Management, LLC, a Delaware limited liability company (“FEIM” or the “Reporting Person”) to report that it no longer beneficially owns any shares of Common Stock.

Item 4.	PURPOSE OF THE TRANSACTION

Item 4 of this Schedule 13D is hereby amended to include the following:

On September 1, 2019, the family office personnel of FEIM, including Messrs. Michael M. Kellen and Andrew Gundlach, separated their investment management business from that of FEIM, transferring their family’s advisory client accounts, including the securities of the Company which were formerly controlled by FEIM, to the newly formed U.S. registered advisory firm named Bleichroeder LP. Accordingly, as of September 1, 2019, (i) neither FEIM nor any FEIM account maintains any discretionary or proxy voting authority or pecuniary interest with respect to, any securities of the Company and (ii) FEIM could not be deemed to beneficially own any securities of the Company.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) and (e) of this Schedule 13D are hereby amended and restated to read as follows:

(a)	As of the close of business on September 1, 2019, FEIM does not beneficially own any shares of Common Stock, which constitutes 0% of the outstanding Common Stock.
(b)	FEIM has no voting or dispositive power over any shares of Common Stock.
(c)
Item 4 of this Amendment No. 7 is hereby incorporated by reference. Except as set forth in Item 4 of this Amendment No. 7, except as set forth herein, the Reporting Person has not effected any transaction in the Common Stock during the past sixty days.

(e)	The Reporting Person ceased to be the beneficial owner of 5% or more of the Issuer’s Common Stock on September 1, 2019.

(Page 3 of 4 Pages)

CUSIP No. 038505301	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES
After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: September 4, 2019

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

/s/ David O'Connor
Name: David O'Connor
Title: Senior Vice President

(Page 4 of 4 Pages)